UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. )

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

Brianna M. Dougherty, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS Eduardo Marbán, M.D., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,164,154 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 3,164,154 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,164,154 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Comprised of 3,164,154 shares held in the name of the Reporting Person.

[2]	Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Shares”), of Capricor Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Eduardo Marbán (“Dr. Marbán”) (the “Reporting Person”).

(b)	The address of the Reporting Person is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

(c)	The principal business of Dr. Marbán is as a cardiologist and co-founder of Capricor, Inc.

(d)	None.

(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Marbán is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, the former Capricor stockholders now own 90% of the outstanding shares of common stock of the Issuer on a fully-diluted basis. Dr. Marbán is a former stockholder of Capricor and received shares of the Issuer in connection with the Merger.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Person acquired the common stock of the Issuer for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to the investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which he now owns or may hereafter acquire. Any decision of the Reporting Person to increase his holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

(a)	As of December 2, 2013 (the “Filing Date”), Dr. Marbán beneficially owns 3,164,154 Shares of the Issuer. Dr. Marbán directly holds 3,164,154 Shares and therefore has sole voting and dispositive power with respect to these Shares. All ownership percentages are calculated based on a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission.

Based upon the foregoing, there were a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. As a result of the foregoing, Dr. Marbán is deemed to beneficially own 3,164,154 Shares of the Issuer, or 27.1% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	3,164,154 Shares are held in the name of Dr. Marbán. Therefore, Dr. Marbán has the sole power to vote and dispose or direct the disposition of 3,164,154 Shares of the Issuer.

(c)	Except as set forth elsewhere in this Schedule 13D, the Reporting Person has not engaged in any transaction in any shares of common stock of the Issuer.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2013

By:	/s/ Eduardo Marbán
Eduardo Marbán, M.D., Ph.D.